UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ORUKA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

687604108

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr, Esq.
Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111
(415) 393-8373

November 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,941,690(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,941,690(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,690(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IA

(1)	The securities (a) include (i) 798,614 shares of common stock, $0.001 par value per share (the “Common Stock”), 156,025 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,743 shares of Common Stock issuable upon conversion of 52,965 shares of Series B non-voting convertible preferred stock, par value $0.001 per share (the “Series B Preferred Stock”), directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership (“Fund II”), and (ii) 2,573,308 shares of Common Stock directly held by Fairmount Healthcare Co-Invest III L.P., a Delaware limited partnership (“Co-Invest”), and (b) exclude (i) 5,141,639 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 7,014,406 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount”), and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
(2)	Based on 35,158,550 shares of Common Stock outstanding, which consists of 34,998,550 shares of Common Stock outstanding as of November 1, 2024 plus 160,000 shares of Common Stock issued upon the conversion of 160 shares of Series A non-voting convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), held by Fund II on November 19, 2024.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,368,382(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,368,382(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,368,382(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.51%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities (a) include 798,614 shares of Common Stock, 156,025 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants, and 4,413,743 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock, and (b) exclude 5,141,639 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 7,014,406 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
(2)	Based on 35,158,550 shares of Common Stock outstanding, which consists of 34,998,550 shares of Common Stock outstanding as of November 1, 2024 plus 160,000 shares of Common Stock issued upon the conversion of 160 shares of Series A Preferred Stock held by Fund II on November 19, 2024.

1	NAME OF REPORTING PERSON Fairmount Healthcare Co-Invest III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,573,308(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,573,308(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,308(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.32%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities include 2,573,308 shares of Common Stock.
(2)	Based on 35,158,550 shares of Common Stock outstanding, which consists of 34,998,550 shares of Common Stock outstanding as of November 1, 2024 plus 160,000 shares of Common Stock issued upon the conversion of 160 shares of Series A Preferred Stock held by Fund II on November 19, 2024.

1	NAME OF REPORTING PERSON Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,941,690(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,941,690(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,690(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The securities (a) include (i) 798,614 shares of Common Stock, 156,025 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,743 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 5,141,639 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 7,014,406 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
(2)	Based on 35,158,550 shares of Common Stock outstanding, which consists of 34,998,550 shares of Common Stock outstanding as of November 1, 2024 plus 160,000 shares of Common Stock issued upon the conversion of 160 shares of Series A Preferred Stock held by Fund II on November 19, 2024.

1	NAME OF REPORTING PERSON Tomas Kiselak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Slovak Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,941,690(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,941,690(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,690(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The securities (a) include (i) 798,614 shares of Common Stock, 156,025 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,743 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 5,141,639 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 7,014,406 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
(2)	Based on 35,158,550 shares of Common Stock outstanding, which consists of 34,998,550 shares of Common Stock outstanding as of November 1, 2024 plus 160,000 shares of Common Stock issued upon the conversion of 160 shares of Series A Preferred Stock held by Fund II on November 19, 2024.

Item 1. Security and Issuer

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2024 and Amendment No. 1 on September 13, 2024 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 855 Oak Grove Avenue, Suite 100, Menlo Park, CA 94025.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly by (1) Fairmount; (2) Fund II; (3) Co-Invest; (4) Peter Harwin; and (5) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount, Fund II, and Co-Invest are collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Company held by Fund II and Co-Invest. Fund II and Co-Invest have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II’s and Co-Invest’s portfolio, including the shares of Common Stock reported herein. Because Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount is Fairmount Funds Management GP LLC (“Fairmount GP”). As managing members of Fairmount GP, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Fairmount GP, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Fairmount GP, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)	The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.

(d)(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

As previously reported on this Schedule 13D, on September 13, 2024, the Reporting Persons purchased shares of Common Stock and Series A Preferred Stock in the PIPE for an aggregate purchase price of $10,005,000. The source of the funding for the purchases of the Common Stock and Series A Preferred Stock was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons beneficially own 19.99% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares of 35,158,550 shares of Common Stock, which consists of 34,998,550 shares of Common Stock outstanding as of November 1, 2024 plus 160,000 shares of Common Stock issued upon the conversion of 160 shares of Series A Preferred Stock held by Fund II on November 19, 2024. The Reporting Persons’ securities (a) include (i) 798,614 shares of Common Stock, 156,025 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,743 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 5,141,639 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 7,014,406 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

Conversion of Series A Preferred Stock

Pursuant to the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock, dated September 12, 2024 (the “Certificate of Designation”), following stockholder approval received on November 14, 2024 of the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock, each share of Series A Preferred Stock automatically converted into 1,000 shares of Common Stock. On November 19, 2024, the 160 shares of Series A Preferred Stock held by Fund II automatically converted into 160,000 shares of Common Stock (the “Conversion”).

Item 5. Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 35,158,550 shares of Common Stock outstanding, which consists of 34,998,550 shares of Common Stock outstanding as of November 1, 2024 plus 160,000 shares of Common Stock issued upon the conversion of 160 shares of Series A Preferred Stock held by Fund II on November 19, 2024. The Reporting Persons’ securities (a) include (i) 798,614 shares of Common Stock, 156,025 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,413,743 shares of Common Stock issuable upon conversion of 52,965 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 5,141,639 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 7,014,406 shares of Common Stock issuable upon conversion of 84,173 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

Fairmount is the investment manager or adviser to Fund II and Co-Invest and has voting and dispositive power over shares of Common Stock held on behalf of Fund II and Co-Invest. Other than the Conversion, the Reporting Persons have not had any transactions in the Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D filed with the SEC on September 6, 2024).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement as of November 21, 2024.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II L.P.

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE CO-INVEST III L.P.

	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

/s/ Peter Harwin
Peter Harwin

/s/ Tomas Kiselak
Tomas Kiselak